UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File Number:  001-38104

IMMURON LIMITED

 (Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia 3053

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

EXPLANATORY NOTE

Immuron Limited (the “Company”) published a public announcement (the “Public Release”) to the Australian Securities Exchange on August 7, 2017 announcing that Immuron presented its NASH Interim Results at a BioShares Biotech Conference in New Zealand. A copy of the Public Release and the Slide Presentation deck from the Conference is attached as an exhibit to this report on Form 6-K.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit Number	Description

99.1	Public Release dated August 7,2017 (including slide presentation).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: August 7, 2017	By:	/s/ Peter Vaughan
Peter Vaughan
Joint Chief Financial Officer